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                              May 9, 2022

       Donald Merril
       Chief Financial Officer
       U.S. Silica Holdings, Inc.
       24275 Katy Freeway, Suite 600
       Katy, Texas 77494

                                                        Re: U.S. Silica
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-35416

       Dear Mr. Merril:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Items 2. Properties, page 25

   1. Please revise this section of your filing to include the required information under Item
                                                        1303(b) of Regulation
S-K for all properties. Summary disclosure should include all properties including
material and non-material properties pursuant to Item 1303(a) of
                                                        Regulation S-K.
   2. For each material property please revise to include the following as required by Item
                                                        1304(d)(1) of
Regulation S-K:
                                                            the metallurgical
(process) recovery for each mineral resource or reserve.
                                                            the cut-off grade
(or quality) for each mineral resource or reserve.
                                                            the measured,
indicated, and inferred mineral resource. To the extent all measured and indicated
mineral resources are converted to proven or probable mineral reserves include a statement
to clarify.
 Donald Merril
U.S. Silica Holdings, Inc.
May 9, 2022
Page 2
3. Please provide a brief description of the processing operations associated with each material property as required by Item 1304(b)(2)(i) of Regulation S-K. Exhibits 96.1, 96.2, & 96.3, page 109

4. The definition of a mineral reserve in Item 1300 of Regulation S-K requires a reserve to be the economically mineable part of a measured or indicated mineral resource.
         Therefore, in order to determine a reserve, a resource must be determined. Please revise to include resource estimates in all three technical reports and address all paragraphs in
         Item 601(b)(96)(iii)(B)(11) & (12) of Regulation S-K. Please remove terms that are not defined in Item 1300 of Regulation S-K, such as possible ore reserves. Based on your proposed revisions, we may have additional comment.
5. Please revise your technical reports to include the entire cash flow analysis.
6. Please revise the "Reliance on Information by the Registrant" section of your technical reports to only include categories of information under Item 1302(f)(1) of Regulation S-
         K. Other information that has been included in this section should be removed so that the information is consistent with the disclosure specified under Item 1302(f)(2) of Regulation
         S-K.
7. Revise to include mineral processing in the Colado, Pershing County, Nevada technical report as required in Table 1 to Item 1302(d) of Regulation S-K. The technical report should summarize all related activities from extraction to the first point of material external sale, including processing, transportation, and warehousing as suggested in Item
         1301(c)(3) of Regulation S-K.
8.       Revise the Ottawa, Lasalle County, Illinois and Colado, Pershing
County, Nevada
         technical report summaries to address Item 601(b)(96)(iii)(B) 8(iv) and (9)(iii) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Coleman at (202) 551-3610 or Ethan Horowitz at
(202) 551-
3311 if you have questions regarding these comments.



FirstName LastNameDonald Merril                                 Sincerely,
Comapany NameU.S. Silica Holdings, Inc.
                                                                Division of
Corporation Finance
May 9, 2022 Page 2                                              Office of
Energy & Transportation
FirstName LastName